Exhibit 99.1

Ossen Innovation Pre-Announces Full Year 2020 Financial Results

SHANGHAI, March 17, 2021 /PRNewswire/ -- Ossen Innovation Co., Ltd. ("Ossen Innovation" or the "Company") (Nasdaq: OSN), a China-based manufacturer of an array of plain surface, rare earth and zinc coated pre-stressed steel materials, today announced that preliminary revenues and gross profit attributable to Ossen Innovation for the full year 2020 are expected to be $139.0 million and $23.9 million, compared to $138.9 million and $22.4 million for the same period of last year.

The expected slight increase in revenue is primarily due to an increase in sales of zinc coated prestressed products, partially offset by a decrease in sales of plain surface and rare earth coated prestressed products. Gross margins in 2020 are expected to show a 113-basis points improvement, primarily due to the improvement of the profitability of rare earth coated and zinc coated prestressed products in 2020.

The information set forth herein represents our preliminary estimated unaudited financial data for the year ended December 31, 2020, which is subject to revision based upon the completion of our year-end financial closing process and external audit of our results of operations for the same period. We are still in the process of completing our financial statements for the respective period. Therefore, it is possible that adjustments to the data presented herein will be made.

About Ossen Innovation Co., Ltd.

Ossen Innovation Co., Ltd. manufactures and sells a wide variety of plain surface pre-stressed steel materials and rare earth coated and zinc coated pre-stressed steel materials. The Company's products are mainly used in the construction of bridges, as well as in highways and other infrastructure projects. Ossen has two manufacturing facilities located in Ma'anshan, Anhui Province, and Jiujiang, Jiangxi Province.

Safe Harbor Statements

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks relating to the ongoing COVID-19 pandemic and the risks outlined in the Company's public filings with the Securities and Exchange Commission, including the Company's annual report on Form 20-F, as amended. All information provided in this press release is as of the date hereof. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

For more information, please contact:

Wei Hua, Chief Executive Officer
Email: int.tr@ossengroup.com

Phone: +86-21-6888-8886
Web: www.osseninnovation.com

Investor Relations
GCI IR
Phone: +1-347-393-4230
Email: info@goldenir.com